UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Starent Networks, Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

85528P 10 8

(CUSIP Number)

Mark Chandler	Douglas N. Cogen Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500
Senior Vice President, Legal Services, General Counsel
and Secretary
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
(408) 526-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85528P 10 8	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not applicable.	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 14,644,684 shares of common stock[1]
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,644,684 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Represents 13,615,467 shares of outstanding issuer common stock and 1,029,217 shares of issuer common stock issuable upon exercise of outstanding options held by stockholders of the issuer who entered into Voting Agreements (as defined in Item 3) dated October 12, 2009 with Cisco Systems, Inc. (“Cisco”), obligating such stockholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3 below) and related matters, and with respect to which such stockholders granted Cisco an irrevocable proxy granting Cisco the right to vote on their behalf in favor of such matters. Cisco expressly disclaims beneficial ownership of any of the shares of issuer common stock subject to the Voting Agreements and irrevocable proxies.

[2]	Based on 72,015,949 shares of issuer common stock outstanding as of October 9, 2009, as represented by issuer in the Merger Agreement.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.001 per share, of Starent Networks, Corp., a Delaware corporation (“Starent”). The principal executive offices of Starent are located at 30 International Place, Tewksbury, MA 01876.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Cisco Systems, Inc., a California corporation (“Cisco”).

(b) The address of Cisco’s principal office is 170 West Tasman Drive, San Jose, California 95134-1706.

(c) Cisco designs, manufactures and sells Internet Protocol (IP)-based networking and other products related to the communications and information technology industry and provides services associated with these products and their use.

(d) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To Cisco’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except that Wim Elfrink is a citizen of the Netherlands and Robert W. Lloyd is a citizen of Canada.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Cisco as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Cisco entered into an Agreement and Plan of Merger, dated as of October 12, 2009 (the “Merger Agreement”) to acquire Starent in a merger by which a wholly-owned subsidiary of Cisco (“Acquisition Sub”) will merge with and into Starent with Starent to survive the Merger and to become a wholly-owned subsidiary of Cisco (the “Merger”). Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, Cisco will acquire all of the outstanding shares of Starent common stock for $35.00 per share, in cash. As an inducement for Cisco to enter into the Merger Agreement and in consideration thereof, certain stockholders of Starent identified on Schedule B attached hereto (each a “Stockholder” and, collectively, the “Stockholders”) entered into separate voting agreements with Cisco, dated October 12, 2009 (the “Voting Agreements”), whereby each Stockholder agreed (a) to refrain from transferring, or entering into an agreement or transaction to transfer, shares of Starent common stock, except for certain share transfers permitted under the Voting Agreement, and (b) to vote all shares of Starent common stock beneficially owned by the Stockholder or acquired by the Stockholder after the date of the Voting

Agreements in favor of adopting the Merger Agreement and any matter that reasonably could be expected to facilitate the Merger, and with respect to which each Stockholder granted Cisco an irrevocable proxy granting Cisco the right to vote on their behalf in favor of such matters. Cisco did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Form of Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Voting Agreements between Cisco and the Stockholders and the related Merger and Merger Agreement.

If the conditions set forth in the Merger Agreement are satisfied or waived, Cisco, Acquisition Sub and Starent shall cause the Merger to occur. Upon the consummation of the Merger, Acquisition Sub will merge with and into Starent with Starent to survive the Merger and to become a wholly-owned subsidiary of Cisco, Cisco will acquire all of the outstanding shares of Starent common stock for $35.00 per share, in cash. In addition, (a) each Starent stock option granted under the Starent Networks, Corp. 2000 Stock Incentive Plan and (b) each Starent employee stock option and restricted stock unit outstanding immediately prior to the effective time of the Merger and held by employees of Starent who remain employees of Starent or become employees of Cisco, will be converted into a stock option or restricted stock unit (as applicable) with respect to Cisco common stock, subject to certain exceptions more fully described in the Merger Agreement, upon consummation of the Merger.

(c) Not applicable.

(d) The Merger Agreement provides that at the effective time of the Merger, the directors and officers Acquisition Sub shall become the directors and officers of Starent (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Not applicable, except for such changes that would result from the Merger described in Item 3 above and in this Item 4.

(f) Not applicable.

(g) The Merger Agreement provides that at the Effective Time, as defined in the Merger Agreement, the Certificate of Incorporation and Bylaws of Starent shall be amended and restated in their entirety in accordance with the terms of Section 1.6 of the Merger Agreement.

(h) – (i) If the Merger is consummated as planned, Starent common stock will cease to be listed on The NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreement, Cisco may be deemed to be the beneficial owner of 14,644,684 shares of Starent common stock (comprised of 13,615,467 shares of outstanding Starent common stock and 1,029,217 shares of Starent common stock issuable upon exercise of outstanding options). This number of shares represents approximately 20.3% of the issued and outstanding shares of Starent common stock based on the number of shares outstanding as of October 9, 2009 (as represented by Starent in the Merger Agreement). However, Cisco does not control the voting of such shares with respect to matters other than as described in Item 3 above, and does not possess any other rights as a Starent stockholder with respect to such shares. Cisco disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Cisco as to the beneficial ownership of such shares.

To Cisco’s knowledge, no shares of Starent common stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

(c) To Cisco’s knowledge, no transactions in Starent common stock have been effected during the past sixty days by any person named pursuant to Item 2 above.

(d) To Cisco’s knowledge, no person other than each Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Items 3 and 4(a)-(b) above. The Voting Agreements also apply to any shares of Starent common stock acquired by the Stockholders after the date of the Voting Agreements, including by means of exercise of stock options or settlement of restricted stock units.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated October 12, 2009, by and among Cisco Systems, Inc., Barcelona Acquisition Corp., a wholly-owned subsidiary of Cisco and Starent Networks, Corp., (incorporated by reference to Exhibit 2.1 of the Starent Networks, Corp. Current Report on Form 8-K (File No. 001-33511) filed with the Commission on October 14, 2009).

2	Form of Voting Agreement, dated October 12, 2009, by and between Cisco Systems, Inc. and certain stockholders of Starent Networks, Corp. (incorporated by reference to Exhibit 10.1 of the Starent Networks, Corp. Current Report on Form 8-K (File No. 001-33511) filed with the Commission on October 14, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2009	CISCO SYSTEMS, INC.

	By:	/s/ Mark Chandler
Mark Chandler
Senior Vice President, Legal Services,
General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco Systems, Inc. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

BOARD OF DIRECTORS

Carol A. Bartz Chief Executive Officer, President and Director, Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089	Richard M. Kovacevich Chairman, Wells Fargo & Company 420 Montgomery Street San Francisco, California 94104

M. Michele Burns Charman and Chief Executive Officer, Mercer LLC 1166 Avenue of the Americas New York, New York 10036-2774	Roderick C. McGeary Chairman, BearingPoint, Inc. 100 Crescent Court, Suite 700 Dallas, Texas 75201

Michael D. Capellas Chairman and Chief Executive Officer First Data Corporation 6855 Pacific Street, AK-31 Omaha, Nebraska 68106	Michael K. Powell Chairman, MK Powell Group, LLC Senior Advisor, Providence Equity Partners Inc. 1225 19th Street NW, Suite 800 Washington, DC 20036

Larry R. Carter Director, Cisco Systems, Inc.	Arun Sarin Director, Cisco Systems, Inc

John T. Chambers Chairman and Chief Executive Officer, Cisco Systems, Inc.	Steven M. West Founder and Partner, Emerging Company Partners LLC 774 Mays Blvd. #389 Incline Village, Nevada 89451

Brian L. Halla Chairman and Chief Executive Officer, National Semiconductor Corporation 2900 Semiconductor Drive Santa Clara, California 95052-8090	Jerry Yang Co-founder, Chief Yahoo and Director, Yahoo! Inc 701 First Avenue Sunnyvale, California 94089

John L. Hennessy, Ph.D. President, Stanford University Stanford University Stanford, California 94305

EXECUTIVE OFFICERS

Name	Title

Susan L. Bostrom	Executive Vice President, Chief Marketing Officer, Global Policy and Worldwide Government Affairs

Frank A. Calderoni	Executive Vice President and Chief Financial Officer

John T. Chambers	Chairman and Chief Executive Officer

Mark Chandler	Senior Vice President, Legal Services, General Counsel and Secretary

Wim Elfrink	Executive Vice President, Cisco Services and Chief Globalisation Officer

Robert W. Lloyd	Executive Vice President, Worldwide Operations

Randy Pond	Executive Vice President, Operations, Processes and Systems

Schedule B

STOCKHOLDERS PARTY TO VOTING AGREEMENTS WITH CISCO

The following table sets forth the name of the Stockholders that entered into Voting Agreements with Cisco in connection with the Merger Agreement and the aggregate number of shares beneficially owned by each Stockholder as of October 9, 2009. Except as indicated below, the business address of each Stockholder set forth on this Schedule B is c/o Starent, 30 International Place, Tewksbury, MA 01876.

Stockholder Party to Voting Agreement	Shares Beneficially Owned and Subject to a Voting Agreement	Percent of Class (6)
Anderson, Edward T.(1)	75,846	0.1%
Barrows, Timothy A.(1)(2)	398,419	0.6%
Dahod, Ashraf M.(1)	2,279,427	3.1%
Dalton, Sean(1)	64,984	0.1%
Dolce, Jr., James A.(1)	75,846	0.1%
Entities affiliated with Highland Capital Partners(3)	1,649,058	2.3%
Entities affiliated with Matrix Partners(4)	2,865,333	4.0%
Nooril Iman Trust	724,089	1.0%
Nooril Iman LP	4,240,321	5.9%
Entities affiliated with North Bridge Venture Partners(5)	2,271,361	3.2%

Total	14,644,684	20.3%

(1)	Includes shares subject to options held by the Stockholder that are exercisable within 60 days of October 9, 2009.
(2)	Includes 135,386 shares held by Weston & Co. VI LLC as nominee with respect to which Mr. Barrows has sole voting and investment control.
(3)	Consists of 1,164,238 shares held by Highland Capital Partners V Limited Partnership, 300,128 shares held by Highland Capital Partners V-B Limited Partnership, and 184,692 shares held by Highland Entrepreneurs’ Fund V Limited Partnership. The address for the entities affiliated with Highland Capital Partners is 92 Hayden Avenue, Lexington, MA 02421.
(4)	Consists of 1,750,920 shares held by Matrix Partners VI, L.P., 596,264 shares held by Matrix VI Parallel Partnership-A, L.P., 241,558 shares held by Matrix VI Parallel Partnership-B, L.P., and 276,591 shares held by Weston & Co. VI LLC as nominee for certain beneficial owners not including 135,386 shares held as nominee for Timothy A. Barrows. The address for the entities affiliated with Matrix Partners is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.
(5)	Consists of 1,543,146 shares held by North Bridge Venture Partners IV-A, L.P. and 728,215 shares held by North Bridge Venture Partners IV-B, L.P. The address for the entities affiliated with North Bridge Venture Partners is 950 Winter Street, Suite 4600, Waltham, MA 02451.
(6)	Based on 72,015,949 shares of Starent common stock outstanding as of October 9, 2009, as represented by Starent in the Merger Agreement.

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated October 12, 2009, by and among Cisco Systems, Inc., Barcelona Acquisition Corp., a wholly-owned subsidiary of Cisco and Starent Networks, Corp., (incorporated by reference to Exhibit 2.1 of the Starent Networks, Corp. Current Report on Form 8-K (File No. 001-33511) filed with the Commission on October 14, 2009).

2	Form of Voting Agreement, dated October 12, 2009, by and between Cisco Systems, Inc. and certain stockholders (incorporated by reference to Exhibit 10.1 of the Starent Networks, Corp. Current Report on Form 8-K (File No. 001-33511) filed with the Commission on October 14, 2009).